SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                          For the month of August 2007

                           AIXTRON AKTIENGESELLSCHAFT

                 (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

      AIXTRON Sells Gen 3.5 Manufacturing Tool for Flexible Active-Matrix
                                    Displays

    AACHEN, Germany--(BUSINESS WIRE)--Aug. 27, 2007--Plastic Logic Ltd., based in Cambridge, UK, has purchased an AIXTRON Gen 3.5 deposition tool for thin film deposition of the key organic dielectric layer used in their manufacturing process for flexible organic TFT backplanes. The company has developed a unique process to fabricate active-matrix backplanes on plastic substrates which, when combined with an electronic-paper frontplane material, will be used to create display modules that are thin, light and robust. According to Plastic Logic this will enable a digital reading experience that is much closer to paper than any other technology.

    The newly developed equipment, based on AIXTRON's proprietary
Close Coupled Showerhead(TM) (CCS(TM)) technology, will be installed and integrated into Plastic Logic's new manufacturing line for production of Gen 3.5 substrates in early 2008.

    Dr. John Mills, COO of Plastic Logic, comments: 'AIXTRON has an outstanding record of developing and delivering equipment solutions for complex semiconductor gas phase deposition processes. Based on their success and expertise in large area deposition of organic semiconductors we are convinced that AIXTRON can provide the best solution for our specific challenge.'

    In January 2007 Plastic Logic announced that it had raised USD 100 million to build the first factory to manufacture plastic electronics on a commercial scale. The production facility is being built in Dresden, Germany, the heart of 'Silicon Saxony' alongside renowned companies such as AMD and Infineon. The Plastic Logic facility will produce display modules for portable electronic reader devices. It will have an initial capacity of more than a million display modules per year with production starting in 2008.

    For further information on AIXTRON AG (FSE: AIX, ISIN
DE0005066203; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

    Forward-Looking Statements This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Language:   English
Issuer:     AIXTRON AG
            Kackertstr. 15-17
            52072 Aachen
            Deutschland
Phone:      +49 (0)241 8909-0
Fax:        +49 (0)241 8909-40
E-mail:     invest@aixtron.com
Internet:   www.aixtron.com
ISIN:       DE0005066203
WKN:        506620
Indices:    TecDAX Listed: Geregelter Markt in Frankfurt (Prime
            Standard); Freiverkehr in Berlin, Munchen, Hamburg,
            Dusseldorf, Stuttgart; Terminborse EUREX; Foreign
            Exchange(s) Nasdaq

    CONTACT: AIXTRON AG
             Investor Relations and Corporate Communications
             Guido Pickert, +49 241 8909 444
             Fax: +49 241 8909 445
             invest@aixtron.com
             www.aixtron.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: August 27, 2007
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO